Hilton Group plc

Ladbroke Group

03 JUN 12 AM 7:21

Ref: 82-1571



03022711

PROCESSED
JUN 24 2003
THOMSON FINANCIAL

SUPPL

With Compliments

Maple Court, Central Park, Reeds Crescent, Watford, Hertfordshire WD24 4QQ
Telephone +44 (0)20 7856 8000 Fax +44 (0)20 7856 8001 www.hiltongroup.com



Hilton



Ladbrokes



LivingWell

Hilton Group plc

03 JUN 12 AM 7:21

HILTON GROUP PLC HAS BEEN NOTIFIED BY MR I P LIVINGSTON THAT ON HIS APPOINTMENT AS A DIRECTOR OF THE COMPANY ON 1 JUNE 2003 HE HAD NO INTERESTS IN THE ORDINARY SHARES OF 10P EACH OF THE COMPANY.

OTHER THAN MR LIVINGSTON'S DIRECTORSHIP OF BT GROUP PLC AND HIS PREVIOUS DIRECTORSHIP OF DIXONS GROUP PLC, THERE ARE NO DETAILS TO BE DISCLOSED IN RESPECT OF MR LIVINGSTON PURSUANT TO PARAGRAPH 16.4 OF THE LISTING RULES.

dlw 6/19